Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2021.

May 6, 2021

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2021.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

May 6, 2021

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2021.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,554 As of March 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Jerone H.Tabanera	jhtabanera@pldt.com.ph	816-8732/894-2399
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 6, 2021
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8534
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Q1 CONSOLIDATED SERVICE REVENUES RISE BY ₱3.3B or 8% TO ₱44.8B,

76% FROM DATA/BROADBAND

EBITDA AT ALL TIME HIGH, UP 7% YEAR-ON-YEAR TO ~~P~~23.3B

ON HIGHER SERVICE REVENUES, MARGIN AT 51%

TELCO CORE INCOME UP 9% TO ₱7.5B

Q1 CAPEX AT ₱20.7B AS

5G NETWORK GROWS 3X, MOST EXTENSIVE AND FASTEST NATIONWIDE

SMART WINS RARE SWEEP, 7 OUT OF 7 AWARDS FOR BEST PHILIPPINE MOBILE EXPERIENCE:  OPENSIGNAL

    SMART UNDISPUTED “BEST IN SPEED” FOR 3RD YEAR IN A ROW: OOKLA®

        PLDT HAILED FASTEST BROADBAND IN 16 OUT OF 17 REGIONS:  OOKLA®

PLDT HOME GROWS 19% REVENUE YEAR-ON-YEAR

TOTAL INSTALLS AND UPGRADES HIT 129,000 IN MARCH 2021

GIGALIFE APP TOPS 5M MONTHLY ACTIVE USERS

MANILA, Philippines, May 6th, 2021 – Forging ahead with delivering superior customer experience through a sustained network build out despite COVID-19 mobility restrictions, the Philippines’ largest integrated telecommunications company PLDT Inc. (PLDT) (PSE:  TEL) (NYSE:  PHI) grew Consolidated Service Revenues (net of interconnection costs) by 8%, or ₱3.3 billion, to ₱44.8 billion in the first quarter of 2021, led by data/broadband which grew by 15% to ₱33.9 billion.

Consolidated EBITDA hit an all-time high, growing 7% year-on-year to ₱23.3 billion, excluding MRP (Manpower Reduction Program) expenses, driven by higher service revenues. EBITDA margin was at 51% in the first quarter of 2021.

Telco Core Income (which excludes the impact of asset sales and Voyager Innovations) climbed 9% or ₱0.6 billion to ₱7.5 billion.

Despite a two-week reimposition of Enhanced Community Quarantine (ECQ) in the National Capital Region Plus (NCR+) during the first quarter, PLDT and Smart stores in NCR+ continued to serve customers with skeleton forces, while online channel usage saw a fivefold surge, as customers transacted digitally. Moreover, the company went ahead with installation and repair activities through the lockdown. The ECQ has since been eased to Modified ECQ from the second week of April.

“We have kept our business running, not just to meet the minimum needed by customers or required by regulation but to raise our operating efficiencies and our customer experience to the exceptional standards necessitated by the times,” said Manuel V. Pangilinan, Chairman, President and Chief Executive Officer of PLDT. “We are here not to merely survive in this desolation, but to thrive as we improve the lives and welfare of our customers,” he added.

Consolidated Net Debt as of the first quarter 2021 amounted to US$3,895 million whilst net-debt-to-EBITDA stood at 2.09x. Gross Debt was at US$4,590 million, with maturities well spread out. Only 18% of Gross Debt was denominated in US dollars and 6% unhedged, taking into account hedges and available US dollar cash allocated for debt.  PLDT’s credit ratings from Moody’s and S&P Global remained at investment grade.

Sustained demand for data raise service revenues, led by Home broadband

Sustained demand for data and broadband underpinned the growth of total Service Revenues across the company’s three customer segments, led by Home, followed by Consumer Wireless and Enterprise.  Despite COVID-19 mobility restrictions, PLDT and Smart continued investing to expand the network resulting in capital expenditure of ₱20.7 billion in the first quarter.  Network upgrades made up bulk of the capex spend, helping fortify the telco’s infrastructure and deliver consistently superior customer experience.  The unrelenting rollout of fiber, 5G and 4G/LTE networks to support business demand underpin the 2021 capex commitment of between ₱88 billion and ₱92 billion, supporting revenue growth.

Enabling customers’ sustained needs at home for digital connectivity and innovative content, PLDT’s wireless unit Smart Communications, Inc. (Smart) further ramped up its 5G network expansion, tripling the number of its 5G sites—the most extensive and fastest in the Philippines, offering superfast fiber-like mobile speeds and unlocking elevated digital experiences.  Aside from leading the 5G revolution in the country, Smart has also become the first Philippine mobile network operator to roll out an extensive 5G roaming series of partnerships in key international markets.

PLDT's fiber infrastructure—the most extensive in the country, widened its industry lead to over 478,000 kilometers as of the end of the first quarter.  In the first quarter of 2021, PLDT extended the reach of its fixed broadband service to cover 10.2 million homes passed, whereas the total number of fiber-powered ports increased to 4.4 million.

The sustained fiber roll-out has helped strengthen digital connectivity and reduce latency.  Based on the Ookla® Speedtest Intelligence® data, PLDT recorded the fastest average fixed download and upload speeds in 16 out of 17 key regions in the Philippines.  According to the Ookla® analysis, PLDT widened its lead of average download speed results in Metro Manila, Calabarzon, Central Luzon, Central Visayas, Northern Mindanao, Western Visayas, Davao Region, Cordillera Administrative Region, Cagayan Valley, Ilocos Region, Soccsksargen, Eastern Visayas, Zamboanga Peninsula, Caraga, MIMAROPA, and Autonomous Region in Muslim Mindanao (ARMM).

PLDT’s sustained fiber roll-out has also helped support Smart’s 5G network expansion.  Smart’s 5G investments complement the continuous expansion of its 4G/LTE network, already the fastest in the country, and made even faster by 5G.  Smart’s wireless network covers 96% of the population.

As of end-March 2021, Smart had increased the number of its base stations to over 63,600, an increase of 7%, compared to the end of 2020. Smart had over 2,600 5G sites and about 3,200 5G base stations nationwide, the country’s most extensive 5G network. In the National Capital Region, Smart had also ramped up its 5G outdoor coverage to more than 90%. In its efforts to bring commercial 5G closer to customers, Smart plans to grow its 5G base stations by over 3,800 in 2021, while expanding its 4G/LTE network by upgrading about 4,000 base stations.

Solidifying its superiority in 5G, Smart has been hailed as the fastest 5G network in the Philippines by Ookla®, the global leader in internet testing and analysis.  Based on consumer-initiated tests taken using Speedtest® by Ookla®, Smart has consistently posted the fastest 5G speeds for the first quarter of 2021, with median download speeds of 190 Mbps, more than double the competition's speeds for the same period.  PLDT and Smart are also doing better than the Philippine average fixed and mobile speeds.

For three years in a row, Smart has been recognized as the Philippines' fastest mobile network according to Ookla®.  Meanwhile, Opensignal has recognized Smart as overall winner in its Global Mobile Awards for Q1 2021, trumping competition in all seven metrics – a rare feat, including 4G Availability, 4G Coverage Experience, Video Experience, Games Experience, Voice App Experience, and Download and Upload Speed Experience.

“In the face of unprecedented changes brought about by the pandemic, being a telco means we are well-positioned to address the needs of our customers, while at the same time enabling their passions and purpose,” said Al Panlilio, Smart President/CEO and PLDT Chief Revenue Officer.

“We are not simply a utility that provides our customers with connectivity for work or school, we are also helping them thrive in this pandemic by responding to their need to be entertained and to care for their overall well-being, powering their video-streaming, online stories, e-games.  These network awards are proof that our efforts to hold our customers as our ‘North Star’ are continuously bearing fruit, and that prioritizing customer experience above all is the right way to go,” Panlilio added.

Consumer fixed:  driving record growth for the business and focusing on customer service

PLDT Home grew by 19% in the first quarter of 2021 hitting ~~P~~10.9 billion in service revenues.  To address the need of Filipinos for fast and reliable connectivity at home during the pandemic, PLDT aggressively pushed to connect and empower as many customers as possible so that they could continue to work, learn, and thrive at home with the fastest broadband in the Philippines. By optimizing processes and leveraging data and analytics for targeted and efficient rollouts, PLDT Home ramped up installations and upgrade capabilities reaching 129,000 in March 2021.

Apart from the acquisition of new customers, PLDT Home continued to focus on improving customer service capabilities. Repair tickets, on average, now get resolved within 48 hours. While this is significant progress, PLDT aims to bring this down to an average of within 24 hours.

As part of the company’s commitment to continue to improve on customer experience and provide better broadband services for its customers, PLDT Home has been migrating copper-based connections to fiber for free and aims to upgrade majority of customers by the end of 2021.

On top of the aggressive rollout and focus on improving customer service, PLDT Home is set to launch new digital platforms and services. These include a revitalized rewards program, partnerships with entertainment apps, and more bundled offers to help home business owners and aspiring entrepreneurs earn more through PLDT Home Biz.

Consumer Wireless:  sustaining demand through passion and purpose

Sustained investments in the network enabled the company to sufficiently address increased demand for mobile data services, which accounted for 78% of Consumer Wireless revenues in the first quarter of 2021.  Consumer Wireless revenues hit ₱22.1 billion in the first three months of 2021, up by 7% or ₱1.4 billion compared to the same period last year.

Smartphones on the network grew to 85%, from 78% as of end-2020. Mobile data traffic during the first quarter of 2021 was at 777 petabytes, up 32% compared to the same period last year.   Active data users as of end-March 2021 were at 39.7 million, while average monthly mobile internet data usage stood at 7.63 GB at the end of March, on the back of consistent network quality which, enabled increased usage and superior customer experience.

First quarter campaigns responded to the clamor of customers, seeking to inspire them.  Launched in March, the “Live Smarter for A Better World” campaign was headlined by Hollywood A-lister Chris Evans. Highlighting Smart’s long-running community partnership and corporate social responsibility programs, the campaign inspired people to commit to sustainable actions with lasting, positive impact to society.

In addition, Smart ramped up its campaigns for relevant content, leveraging on the popularity of K-drama and K-Pop in the Philippines, by announcing the ‘Live Smarter, Live with Passion and Purpose’ 2021 campaign with Grammy-nominated music act BTS in January and releasing the first-ever joint commercial of Korean superstars Hyun Bin and Son Ye Jin on Valentines’ Day, promoting Smart’s 5G and Smart Signature offers.

Smart also harnessed local talent to enrich its campaigns, such as homegrown multi-awarded folk pop band Ben&Ben, who wrote and performed the original song "Inevitable" specifically for the Hyun Bin-Son Ye Jin TV commercial.  Filipino celebrities and influencers have also joined in the “Live Smarter for a Better World” campaign, propagating their respective advocacies to spark a conversation with their communities and followers on social media.

Alongside these efforts, Smart also launched product offers addressing customer passion points. For its postpaid customers, Smart upgraded its Smart Signature SIM-Only Plans, which are now exclusively bundled with a Netflix Mobile Plan subscription at no additional cost. Smart has also been leveraging partnerships to deliver esports content to its customers and is the official telco partner in the latest season of Mobile Legends: Bang Bang Professional League (MPL), the Philippines’ largest mobile esports league.

Smart has also ramped up its efforts to widen its array of Smart 5G-certified devices to make 5G easier to access and enjoy. Smart’s recently launched Rocket WiFi is the country’s first and fastest 5G Pocket WiFi, which enables 5G speeds on other devices with a Wi-Fi connection.

Smart also introduced the first unlimited offer on 5G, called Smart Unli 5G, which provides customers with non-stop data access at selected Smart 5G-covered areas, with no data-capping or speed-throttling for a superior and reliable 5G experience.

At the heart of all these offers is the GigaLife App, through which Smart subscribers can avail themselves of the Unli 5G exclusively.  It also features Smart’s other innovative data products, including All Data, which offers shareable data for all sites, and Magic Data, which offers non-expiring data for all sites.  To date, the GigaLife App is the second most-downloaded app on Google Play Store, with over 5 million monthly active users.

Enterprise:  revenues led by wireless, demand for data center and cloud at all-time highs

Despite COVID-19’s disruptions on businesses, Enterprise grew first quarter service revenues by 4% or ₱0.4 billion to ₱10.3 billion, compared to the same period last year. Data/broadband revenues accounted for 72% of total Enterprise service revenues, up from 69% in 2020.

Data center contracts signed with hyperscalers underpinned a healthy pipeline of new and expanded engagements, supporting PLDT Enterprise’s revenue resiliency.     Revenues from its Beyond Fiber product alone, which offers next-level service at 90% service reliability 90% of the time, increased 29% in the first quarter of the year, compared to the same period last year. Helping corporations in their digital transformation, PLDT Enterprise also closed major SD-WAN deals in the first quarter, cementing PLDT’s leadership in SD-WAN technology in the Philippines.

Enterprise is looking to attract more hyperscalers to drive future growth and seeks to put the Philippines on the map as a new data center hub in the region.  PLDT Enterprise hosts the largest data center portfolio in the Philippines:  10 data centers with full capacity of over 9,000 racks, 72MW, 99.9% SLA redundant power.

Global:  5G roaming in 16 countries, 22 partners, ahead of easing travel restrictions

As the world prepares to ease travel restrictions amid the worldwide vaccine rollout,

Smart dominates global rollout of 5G roaming services.  Smart, which is a member of the Conexus Mobile Alliance, has launched its 5G roaming services in 16 countries with 22 partners worldwide, including True in Thailand, StarHub in Singapore, NTT Docomo in Japan, FET in Taiwan and KT in South Korea.

PayMaya: Building the end-to-end ecosystem for a cashless Philippines

PayMaya is harnessing the strengths of its consumer app, enterprise solutions, and agent network to unlock the digital life for Filipinos and build a strong cashless ecosystem for the nation.

The country's only end-to-end digital payments ecosystem now counts 35 million registered users, about a third of the Philippine population, enabled by its consumer platforms. Filipinos can access the most extensive list of over 550 active billers in the PayMaya app, making it more convenient to pay for utilities and government fees with just a few clicks from the mobile phone.

In February, it pioneered embedded e-Commerce through the PayMaya Mall feature, connecting its app users to the best deals from 200 of the country's top grocery, quick-service restaurant, and retail brands, all enabled by PayMaya enterprise solutions.

In time for Labor Day last May 1, PayMaya extended its service to the over 2.2 million Filipinos overseas, allowing them to register for a PayMaya account using their Philippine mobile SIM on roaming, so they can conveniently pay for government fees and for their family's utility bills, as well as send money back home.

To ensure that no one gets left behind, PayMaya also continues to grow its most extensive Smart Padala by PayMaya agent network to 39,000 touchpoints, providing access to unbanked and underserved Filipinos in communities.

PayMaya is the first fintech in the country to adopt QR Ph for merchants, the national quick response (QR) code standard for consumer-to-business payments launched by the Bangko Sentral ng Pilipinas (BSP) in late April. With PayMaya's rollout of QR Ph to its merchant partners, businesses can easily accept cashless and contactless payments not just from a PayMaya wallet user but also from any accountholder of QR Ph participating banks and other e-wallets.

As the largest non-bank payment acquirer in the Philippines, PayMaya is enabling over 165,000 registered merchant touchpoints-- from big retailers, e-Commerce players, and government agencies to micro, small, and medium-sized (MSME) merchants, including sari-sari store owners - to accept payments from PayMaya users, any credit, debit, and prepaid card holder as well as other e-wallet user.

Sustainability: reinforcing responsible energy use, online child safety

With the increasing importance of, and PLDT's firm commitment to sustainability, the company has set into motion key initiatives under the environmental, social and governance pillars, ensuring that sustainability is embedded in various businesses.

The PLDT Group also reinforced its commitment to actively ensure responsible energy use with the recent submission of its Annual Energy Efficiency and Conservation Report (AEECR) and Annual Energy Utilization Report to the Department of Energy (DOE).

The PLDT Group identified energy efficiency as one of the key areas that will ensure sustainable operations and has started adopting initiatives to reduce energy consumption.

These include Smart's fuel cell-powered sites, which are environment-friendly alternatives that will also address connectivity issues in challenged areas nationwide; PLDT’s upgraded chillers in its facilities in Sampaloc, Ortigas, and Dansalan to optimized oil-free versions; the push for digitalization and paperless billing; upgrades from copper to more energy efficient fiber; and ePLDT’s energy efficiency programs, replacing old high-power consumption equipment with new and more efficient machines.

PLDT and Smart have also banned single-use plastic within facilities and utilizing recyclable materials for outdoor advertising. PLDT has also been supporting programs to protect and conserve rainforests, mangroves, marine life and peatlands.

Reinforcing online child safety, PLDT and Smart recently formalized their membership into the UK-based Internet Watch Foundation (IWF), broadening the global fight against online sexual abuse and exploitation of children (OSAEC)., PLDT and Smart have also recently renewed ties with UNICEF to support children’s rights and advocate for their protection, as well as the elimination of OSAEC in the Philippines.

With its “Live Smarter for a Better World” campaign, Smart has ramped up implementing meaningful, inclusive, and technology-enabling programs on learning, livelihood, disaster resilience and tourism, empowering people and communities.  For the first quarter, School-in-a-Bag packages were deployed to learning communities in Luzon and Mindanao, where distance learning continues to be a huge challenge.

Smart also ramped up training for the Central Visayan Institute Foundation-Dynamic Learning Program (CVIF-DLP). The crisis-resilient education strategy promotes independent student learning to improve learners’ academic performance, especially in Science, Innovative Technology, Engineering, and Mathematics.

Last March, PLDT and Smart topped the 18th Quill Awards, bagging 59 group-wide wins, including the Company of the Year and 1st runner-up titles respectively, apart from the Top Division Award for CVIF-DLP under the Communication Management division.   PLDT and Smart also bagged 19 citations at the 56th Anvil Awards, including Company of the Year.

Smart is the only telco in LinkedIn’s Top Philippine Companies of 2021, cementing its reputation as among the 15 best places to work and grow one’s career.

Outlook

As shifting quarantine restrictions strengthen the mandate for resilient digital connectivity and services, Pangilinan expressed continued optimism, but guarded:

“Once again, we face exceptional times with exceptional challenges,” said Pangilinan.  "We must rise to the challenge not with a commonplace response, but with our unique style of activism and passion.  We must get out of our foxholes, put our game faces on, get our feet pounding the street—keeping people connected everywhere.”

“The road ahead of us is long, with dangerous curves and steep climbs, blind corners, and hidden potholes.  Our minds and hearts must be prepared for this long twilight struggle. That said, our fear should not grip us into inertia, enfeeble our resolve, or uncertainty disable our focus,” stated Pangilinan.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2021 and December 31, 2020

(in million pesos)

	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	270,964	260,868
Right-of-use assets	19,257	18,303
Investments in associates and joint ventures	52,693	52,123
Financial assets at fair value through profit or loss	406	380
Debt instruments at amortized cost – net of current portion	1,265	1,153
Investment properties	895	895
Goodwill and intangible assets	64,154	65,329
Deferred income tax assets – net	15,252	19,556
Derivative financial assets – net of current portion	3	—
Prepayments – net of current portion	70,266	66,109
Contract assets – net of current portion	672	668
Other financial assets – net of current portion	3,090	2,915
Other non-financial assets – net of current portion	111	109
Total Noncurrent Assets	499,028	488,408
Current Assets
Cash and cash equivalents	31,481	40,237
Short-term investments	995	989
Trade and other receivables	22,081	22,053
Inventories and supplies	4,124	4,085
Current portion of contract assets	1,800	1,799
Current portion of derivative financial assets	30	22
Current portion of prepayments	17,321	10,657
Current portion of financial assets at fair value through other comprehensive income	169	168
Current portion of other financial assets	7,062	7,172
Current portion of other non-financial assets	419	256
Total Current Assets	85,482	87,438
TOTAL ASSETS	584,510	575,846

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(20)	(21)
Capital in excess of par value	130,312	130,312
Other equity reserves	19	19
Retained earnings	22,798	25,652
Other comprehensive loss	(38,788)	(35,652)
Total Equity Attributable to Equity Holders of PLDT	109,419	115,408
Noncontrolling interests	4,248	4,257
TOTAL EQUITY	113,667	119,665

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at March 31, 2021 and December 31, 2020

(in million pesos)

	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	216,212	205,195
Lease liabilities – net of current portion	16,248	15,982
Deferred income tax liabilities	381	726
Derivative financial liabilities – net of current portion	510	360
Customers’ deposits	2,371	2,371
Pension and other employee benefits	11,659	13,342
Deferred credits and other noncurrent liabilities	4,318	4,668
Total Noncurrent Liabilities	251,699	242,644
Current Liabilities
Accounts payable	92,377	82,413
Accrued expenses and other current liabilities	106,259	107,759
Current portion of interest-bearing financial liabilities	5,317	17,570
Current portion of lease liabilities	4,220	4,043
Dividends payable	10,276	1,194
Current portion of derivative financial liabilities	107	176
Income tax payable	588	382
Total Current Liabilities	219,144	213,537
TOTAL LIABILITIES	470,843	456,181
TOTAL EQUITY AND LIABILITIES	584,510	575,846

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2021 and 2020

(in million pesos, except earnings per common share amounts which are in pesos)

	2021	2020
	(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	45,677	41,797
Non-service revenues	2,247	1,849
	47,924	43,646
EXPENSES
Selling, general and administrative expenses	20,014	17,851
Depreciation and amortization	11,721	10,286
Cost of sales and services	3,588	3,029
Asset impairment	1,592	1,060
Interconnection costs	833	302
	37,748	32,528
	10,176	11,118

OTHER EXPENSES – NET	(2,480)	(2,787)
INCOME BEFORE INCOME TAX	7,696	8,331

PROVISION FOR INCOME TAX	1,822	2,356
NET INCOME	5,874	5,975
ATTRIBUTABLE TO:
Equity holders of PLDT	5,803	5,912
Noncontrolling interests	71	63
	5,874	5,975
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	26.79	27.30
Diluted	26.79	27.30

	PLDT Consolidated
	First Quarter
(Php in mn)	2021	2020	% Change

Total revenues	47,924	43,646	10%

Service revenues (a)	45,677	41,797	9%

Expenses (b)	37,748	32,528	16%

EBITDA, ex-MRP (c)	23,252	21,636	7%
EBITDA Margin	51%	52%

Income before Income Tax	7,696	8,331	(8%)

Provision for Income Tax	1,822	2,356	(23%)

Net Income - Attributable to Equity Holders of PLDT	5,803	5,912	(2%)

Telco Core Income (d)	7,502	6,878	9%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	45,677	41,797	9%
Interconnection costs	833	302	176%
Service Revenues, net of interconnection costs	44,844	41,495	8%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the MRP expenses booked in 1Q2021 (P180mn) and 1Q2020 (P24mn)
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  May 6, 2021